


08026905

SECUR **SION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 25 2008

Washington, DC
110

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SEC FILE NUMBER
8-52906

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-07__ AND ENDING __12-31-07__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanderlin Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5170 Sanderlin Avenue, Suite 102
                                        (No. and Street)

Memphis   TN   38117
     (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Mayfield   901-685-8881
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck PLC

                      (Name – *if individual, state last, first, middle name*)

5100 Wheelis Drive, Suite 300   Memphis   TN   38117
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 05 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Dan Mayfield_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sanderlin Securities, LLC
_____ , as

of ___December 31_____ , 20__07___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                                                        Signature

_____   _____President_____
Marjorie Whitney   Title
    Notary Public   MY COMMISSION EXPIRES:
                      November 15, 2010

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDERLIN SECURITIES, L.L.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

TABLE OF CONTENTS

Sanderlin Securities, L.L.C.
December 31, 2007

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Members
Sanderlin Securities, L.L.C.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Sanderlin Securities, L.L.C., a Tennessee limited liability company, as of December 31, 2007, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanderlin Securities, L.L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds, Bone & Griesbeck PLC

February 19, 2008

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

1

STATEMENT OF FINANCIAL CONDITION

Sanderlin Securities, L.L.C.
December 31, 2007

ASSETS

Cash	$	56,513
Deposits with clearing broker		1,743,467
Municipal securities owned		2,257,081
Accrued interest receivable		28,524
Furniture and equipment, net		2,229
Other		7,848
Total assets	$	4,095,662

LIABILITIES AND MEMBERS' EQUITY

Due to clearing broker	$	2,187,213
Accounts payable and accrued expenses		18,350
Total liabilities		2,205,563
Members' equity		1,890,099
Total liabilities and members' equity	$	4,095,662

STATEMENT OF INCOME

Sanderlin Securities, L.L.C
Year Ended December 31, 2007

Revenues		
Trading profits	$	405,412
NASD special payment		35,000
Interest income		96,455
		536,867
Expenses		
Employee compensation and benefits		199,637
Communications and information services		51,736
Clearing fees		81,827
Interest		20,422
Regulatory fees		5,672
Occupancy		19,972
Management fees		33,000
Other operating expenses		38,787
		451,053
Income before state income tax		85,814
State income tax		6,658
Net income	$	79,156

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Sanderlin Securities, L.L.C.
Year Ended December 31, 2007

Balance at December 31, 2006	$ 1,561,053
Capital contributions	249,890
Net income	79,156
Balance at December 31, 2007	$ 1,890,099

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2007

Subordinated liabilities at December 31, 2006	$	-
No activity during year		-
Subordinated liabilities at December 31, 2007	$	-

STATEMENT OF CASH FLOWS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	79,156
Adjustments to reconcile net income to cash used for operating activities		
Depreciation		1,972
Changes in operating assets and liabilities		
Deposits with clearing broker		(291,467)
Marketable securities owned		4,092,175
Accrued interest receivable		26,855
Other assets		1,345
Due to clearing broker		(4,129,474)
Accounts payable and accrued expenses		2,778
Net cash used for operating activities		(216,660)
Cash flows from financing activities - capital contributions		249,890
Net increase in cash		33,230
Cash at beginning of year		23,283
Cash at end of year	$	56,513
Supplemental cash flow disclosures:		
Cash paid for interest	$	20,422
Cash paid for state income tax		4,956

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2007

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1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Nature of Operations

    Sanderlin Securities, L.L.C. (the Company), a Tennessee limited liability company, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company began operations as a registered broker-dealer on January 29, 2001.

    The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party 45 days after receipt of written notice.

    Limited Liability Company/Income Taxes

    The financial statements include only those assets, liabilities and results of operations that relate to the business of Sanderlin Securities, L.L.C. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the members' individual activities.

    As a limited liability company, the net income of the Company is not subject to federal income tax. The members report the net income of the Company on their personal income tax returns.

    As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

    Use of Estimates

    The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Furniture and Equipment

    Furniture and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets.

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2007

Securities Transactions

In the ordinary course of business, the Company purchases municipal securities from other dealers for its own account. The securities are then sold to other dealers or to certain members of the Company and their related interests. All of the Company's securities transactions are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities owned are carried at market value. Securities not readily marketable are valued at estimated fair value, as determined by management.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$	15,181
Less accumulated depreciation		12,952
	$	2,229

3. DUE TO CLEARING BROKER

The Company clears all transactions through a clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collateralized by securities owned by the Company.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,754,041, which was $1,654,041 in excess of its required net capital of $100,000. The Company's net capital ratio was .01 to 1.

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2007

---

5. **RELATED PARTY TRANSACTIONS**

Salary payments to members in 2007 totaled $158,378.

The Company rents office space from a related entity under an agreement expiring February 2008. The Company has options to renew the lease for two successive one-year periods through February 2010. Rent expense paid during 2007 was $18,000. The Company paid accounting fees and management fees to the same entity of $8,491 and $33,000, respectively, during 2007.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Sanderlin Securities, L.L.C.
December 31, 2007

NET CAPITAL

Total members' equity		$ 1,890,099
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		1,890,099
Deductions and/or charges for nonallowable assets:		
Accrued interest receivable		28,524
Furniture and equipment, net		2,229
Other assets		7,848
		38,601
Net capital before haircuts on securities positions		1,851,498
Haircuts on municipal securities		(97,457)
Net capital		$ 1,754,041

AGGREGATE INDEBTEDNESS COMPUTATION

Liabilities from statement of financial condition - accounts payable and accrued expenses		$ 18,350
Total aggregate indebtedness		$ 18,350
Ratio of aggregate indebtedness to net capital		.01 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required		$ 100,000
Excess net capital		$ 1,654,041
Excess net capital at 1000%		$ 1,752,206

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2007 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
SCHEDULE II

Sanderlin Securities, L.L.C.
December 31, 2007

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT
UNDER RULE 15c3-3
SCHEDULE III

Sanderlin Securities, L.L.C.
December 31, 2007

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

REYNOLDS BONE & GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

The Members
Sanderlin Securities, L.L.C.
Memphis, Tennessee

In planning and performing our audit of the financial statements of Sanderlin Securities, L.L.C. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

13

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 19, 2008

END

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